UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 8, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM REPORTS RECEIPT OF PRELIMINARY CONCLUSIONS

OF A 2001 TAX REVIEW BY ITS TAX INSPECTORATE

Moscow and New York (December 8, 2004) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has received an act with preliminary conclusions of the review of VimpelCom’s 2001 tax filing by its tax inspectorate, stating that the Company owes an additional 2.5 billion rubles which is approximately US$90 million in tax (plus 1.9 billion rubles or approximately US$67 million in fines and penalties).

A large portion of this amount relates to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, which holds the GSM license for the city of Moscow and the Moscow region. This act is a preliminary notice and is not a final tax claim or demand by the inspectorate.

VimpelCom does not agree with the preliminary conclusions in this act. In accordance with the prescribed procedures under Russian law, VimpelCom will provide its written responses and objections to this act. In the past, VimpelCom has always been able to resolve issues with the inspectorate in a professional manner and VimpelCom assumes that it will find a mutually acceptable resolution of this issue.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about potential taxes that may be due by VimpelCom. There can be no assurance that VimpelCom’s objections to this preliminary notice will be accepted, that VimpelCom will not be required to pay such taxes or that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles that additional taxes are due for other tax years. The adverse resolution of this tax matter, and any others that may arise, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

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VimpelCom Reports Receipt Of Preliminary Act Regarding Potential Tax For 2001

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com